Menlo Therapeutics Inc.
200 Cardinal Way, 2nd Floor
Redwood City, CA 94063

February 11, 2019

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:  Ada D. Sarmento

Re:	Menlo Therapeutics Inc.
Registration Statement on Form S-3 (Registration No. 333-229482)

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration by the Securities and Exchange Commission of the effective date of the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) of Menlo Therapeutics Inc. We respectfully request that the Registration Statement become effective as of 4:00 p.m., Washington, D.C. time, on February 12, 2019, or as soon as practicable thereafter.

Thank you for your assistance in this matter.

Very truly yours,

Menlo Therapeutics Inc.

/s/ Kristine Ball
By: Kristine Ball
Senior Vice President, Corporate Strategy and
Chief Financial Officer

CC:   Steven Basta, Menlo Therapeutics Inc.

David Saul, Menlo Therapeutics Inc.

Mark Roeder, Latham & Watkins LLP

[Signature Page to Menlo Therapeutics Inc. Acceleration Letter]